Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company:

Metavante Holding Company

(Commission File No. 001-15403)

The following is a transcript of a conference call that was made available on the website of Marshall & Ilsley Corporation (“M&I”).

Forward-Looking Statements

This presentation contains certain forward-looking statements based on current M&I management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against M&I and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of M&I’s SEC filings. Many of the factors that will determine the outcome of the subject matter of this press release are beyond M&I’s ability to control or predict. M&I undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transactions and Where to Find It

In connection with the proposed transactions, a registration statement of Metavante Holding Company, which will contain a proxy statement/prospectus, and a registration statement of New M&I Corporation will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by M&I, Metavante Holding Company and New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by M&I, from M&I Investor Relations.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning M&I’s participants in the solicitation is contained in M&I’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007.

2

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

March 4, 2007

10:30 am CT

Operator:	Good day everyone and welcome to Marshall & Ilsley Corporation’s Call. Today’s call is being recorded. The presenters for today’s call will be Dennis Kuester, Chairman and CEO of Marshall & Ilsley Corporation, Greg Smith, Senior Vice President and Chief Financial Officer of Marshall & Ilsley Corporation, Frank Martire, President and Chief Executive Officer of Metavante Corporation.

And Mark Furlong, President of Marshall & Ilsley Corporation. This conference call contains forward-looking statements concerning M&I’s future operations and financial results.

Such statements are subject to important factors which could cause M&I’s actual results to differ materially from those anticipated by the forward-looking statement. These factors are described in M&I’s most recent form 10-K and M&I’s other SEC filings.

Such factors are incorporated herein by reference. For reconciliation of the non-GAAP financial measures mentioned in this presentation to the most comparable financial measures calculated in accordance with GAAP, please see M&I’s Web site at www.micorp.com, Investor Relations. I will now turn the call over to Mr. Kuester.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Dennis Kuester:	Good morning and welcome to our conference call. Greg and Frank and Mark will all have some comments with regard to the transaction that we announced yesterday. And as you are aware by our announcement M&I and Metavante have entered into a transaction with the private equity firm of Warburg Pincus.

Through this tax-free transaction our shareholders will end up owning 75% of an independent Metavante with Warburg Pincus owning 25%. In addition, our shareholders will also continue to own 100% of our banking company, the Marshall & Ilsley Corporation, which will benefit from a tangible capital increase of approximately $1.8 billion as a result of this transaction.

As we have discussed in the past, we have regularly considered our alternatives as they related to Metavante and how we can best enhance shareholder value.

Through this tax-free separation, these two businesses will be able to access capital for future growth in ways that are more appropriate for their respective business models and subsequently be in a better position to best execute their growth strategies as two stand-alone well-capitalized firms.

We also believe that the timing of this transaction is particularly appropriate because both companies are in a strong position within their respective business segments with growth opportunities that this transaction will allow them to pursue.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

With regard to the bank, we have realized strong geographically diverse growth over the past few years - successfully integrating acquisitions in Arizona, Minneapolis, St. Louis, Kansas City and Florida.

To augment organic growth since 2000 we have opened 51 additional branches and built out our business lines in each market with the addition of many new and highly qualified employees. The signs of this success are evidenced by our compound loan growth of over 15% and our compound deposit growth of 10% since then.

Similarly, our wealth management business was reorganized in 2003 and we’ve grown both revenues and net income by a 14% compounded annual growth rate. As a result of our business line and geographic diversification, we have lessened our dependence on our slow growth Wisconsin market from 73% of our total corporate net income in 2001 to 40% in 2006.

Wisconsin, however, continues to be an important part of our company’s future with continued growth opportunities, but not to the degree that our newer markets represent. At the same time, Metavante achieved record performance in 2006 with revenue exceeding $1.6 billion and net income exceeding $160 million.

As discussed on our year end conference call, Metavante also finished 2006 with a strong sales performance which will add to their revenue and profitability in the latter half of this year and beyond.

Metavante also has completed 17 acquisitions valued at over $1.6 billion since early 2004, and as a result has developed a much more complete product set covering both the core bank processing business and its fast growing payments business.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

The payments business now represents roughly half of the total revenue. Metavante today offers its customers and prospects the most complete offering of products and services than ever before in its history. Both companies therefore are now in a strong position to be successful growth organizations as separate entities.

Both management teams are strong and deep and their respective strategies are clearly defined. This separation allows each of these teams to sharpen their organizational focus as well as align their employee incentives more closely with their respective business.

And finally with Warburg Pincus, the M&I and Metavante have found the right partner with whom to move forward in what is referred to as a sponsored spin transaction. With their investments in the payments and processing businesses like (Yodeli), (Fortent) and Nova Information Systems, Warburg Pincus is a partner who brings particularly relevant expertise to Metavante.

In addition, they will help Metavante’s management team realize the next phase of the company’s growth as they love to add more product capabilities and increasingly expand overseas.

One final comment before I turn it over to Greg Smith is that part of our expansion strategy over the last five years has been to take advantage of cross-sell opportunities between Metavante and our correspondent banking division.

Those efforts have been successful, allowing both businesses to expand and we will continue that relationship to a contractual arrangement with appropriate incentives. Now let me turn the call over to Greg Smith our CFO for more detail on the transaction. Greg.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Greg Smith:	Thank you Dennis. Good morning. Throughout our discussion of the transaction and its impact on the two businesses, we will refer to our most recently released financial information which is as of year end 2006.

Any adjustments or pro forma ratios that we discuss or that are shown in the slides assume that the businesses were separated as of December 31, 2006, unless it’s otherwise noted. Earlier in this call Dennis indicated that this separation is being effected through a sponsored spin, which is a tax efficient structure under which we sell 25% of Metavante to Warburg Pincus for cash.

At the time of separation, each of our shareholders will continue to own the same number of shares in the banking businesses, which will continue to be known as the Marshall & Ilsley Corporation. In addition, one new Metavante share will be issued for every three M&I shares.

These Metavante shares will reflect 75% ownership of that business. We anticipate, subject to a private letter ruling from the Internal Revenue Service that this distribution of shares will be tax-free. As we discuss the transaction, please keep the following valuation benchmarks in mind.

Warburg Pincus is buying its 25% ownership of Metavante based on an enterprise value of $4.25 billion and an anticipated debt level of $1.75 billion. This reflects the following LTM multiples that are in line with other publicly traded companies. The enterprise value to EBITDA is about 10.4 times.

The equity value to an adjusted GAAP net income number is about 22.7 times, and the equity value to an adjusted cash net income number is about 20 times. Yet, those are all based on LTM numbers. By entering into a sponsored spin transaction, the remaining banking company will realize a tangible capital increase of approximately $1.8 billion.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

This increase comes from three sources. In the first, Metavante is expected to dividend $1.04 billion to the bank at separation. This comes from an expected increase in Metavante’s debt of $750 million plus excess cash balances of $290 million that are currently at Metavante who are expected to be generated between now and closing.

Metavante has a firm underwriting commitment from JP Morgan Securities and Morgan Stanley to issue total debt of $1.75 billion at the time of closing. This amount includes not only the debt used to fund the dividend, but also the refinancing of Metavante’s existing inter-company debt of nearly $1 billion.

We believe this to be an appropriate opening debt level for Metavante, providing them with access to capital for growth for future acquisitions. This also provides M&I Corporation with capital for its future growth in the banking businesses.

The second component of new capital is the $625 million that Warburg Pincus paid for its 25% equity ownership stake in Metavante. The $625 million is calculated as follows. Starting with the $4.25 billion enterprise value, we have then deducted Metavante’s future debt level of $1.75 billion to arrive at an implied equity value of $2.5 billion.

Warburg Pincus is buying 25% of that equity amount, or $625 million. This is the dollar amount of their initial investment. The cash proceeds of which will remain with the bank on a tax-free basis. In total, we expect the bank to receive new cash of nearly $1.7 billion through this business separation.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

The third generator of capital comes from the deconsolidation of Metavante’s balance sheet, which will result in a net creation of tangible capital of approximately $100 million at closing.

On a pro forma basis, we anticipate that this results in the corporation having a tangible capital level of approximately 9.4%. In terms of time table, we expect this sponsored spin to close in the fourth quarter of 2007.

There will be three main areas in which we need to pursue approvals: a shareholder meeting and vote, which will occur after we complete the SEC’s registration process; the private letter ruling that we expect to receive from the IRS; and approvals from the appropriate regulators including our banking regulators.

When you take all of these into account, we expect the sponsored spin will close in the fourth quarter of 2007. Now I will turn the call over to Frank Martire, the President and CEO of Metavante. Frank.

Frank Martire:	Thank you Greg. The Metavante management team is enthusiastic about the news we have announced today. As a result of this transaction, Metavante will be positioned to continue its growth as one of the premier providers of banking and payment technology.

As Dennis said, the transaction comes at a time of strength for Metavante and a time of great opportunity in the marketplace. As a public company, Metavante can continue and even accelerate the growth we have enjoyed by developing new products and acquiring complimentary business to create industry-leading solutions for our clients, as well as attracting and retaining the best employees in the industry.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

As I have stated many times, in an industry like ours that continues to experience consolidation, size matters both in revenue and in market valuation. Metavante has enjoyed a compound revenue growth of 25% over the last four years, a compound EBITDA growth of 26%, a 47% compound growth in cash net income and a 400 basis point improvement in our net income margin since 2003.

Our product and service portfolio is one of the broadest in a financial technology market. Yet, we are focused on delivering products that support banking and payments.

The scale and scope of our core processing platform rivals that of the largest U.S. banks, with over 22 million deposit accounts processed by 908 financial institution clients whose aggregate assets exceed $1 trillion.

We operate one of the country’s largest payment processing platforms including the NYCE Network and a very large debit and pre-paid card base that exceeds 50 million cards. Our electric bill payment platform remains the second largest in the United States, second only to CheckFree.

Metavante and M&I have enjoyed a great history and a great working relationship over the years. Our company was born out of the bank’s data processing department and through the leadership of Dennis who had the vision to expand our services beyond our local markets.

We are pleased by the vote of confidence provided by our colleagues at M&I as they recently signed a seven year renewal of our processing agreement, ensuring that we will remain a large and valued customer of post-separation. Metavante will have a new board of directors with 11 members, which is summarized on the governance slide in the appendix.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Dennis Kuester will remain Chairman of our company and the continuing Board Members from Metavante will be myself and Mike Hayford who is our Chief Operating Officer and Chief Financial Officer.

Among the five independent directors we are pleased with the decision of Ted Kellner, an independent member of the M&I Board who has been actively engaged with Metavante over the last 18 months to join our new board.

Other independent Board members will be disclosed in our registration statement. In addition, three Warburg Pincus executives will also join our Board including David Coulter who was a former chairman of Bank of America and is an individual with whom Metavante has worked since 1992.

Jim Neary, Managing Partner and group Co-Head for Technology and the third member of the firm yet to be named. Over the last several years we have developed a good working rapport with the senior partners of this premiere private equity firm and we are confident that we have created the foundations of a strong relationship going forward.

In closing, let me reiterate what a strong and unique relationship our two companies have enjoyed over the last 43 years. It has been my pleasure to know Metavante both from the outside as a competitor and most important as an insider.

I can attest to the quality of the company’s organization and leadership. But more importantly to the shared values instilled in our employees which begins with our dedication to our customers, these are values which I reaffirm and which will not be compromised even as our company separates.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Many of our employees have deep relationships with their colleagues within M&I, as many of our employees began within the bank. So while we separate these companies, we will continue to build on the shared values and experience that has helped to create relationships which are truly unique and distinguish us in the industry.

We are very proud of the company we have built with the strongest management team, dedicated employees, customer base and product set in our industry and we fully intend to leverage these assets for future growth and expansion. Now I will turn the call over to Mark Furlong, the President of M&I Corporation who will talk about our banking businesses.

Mark Furlong:	Thank you Frank. Your comments really highlight what an opportunity Metavante has going forward as an independent company. We are similarly excited about the opportunities currently in front of our banking businesses. In 2001 those Wisconsin banking business accounted for almost 3/4 of our net income.

Since then, we have increased our emphasis on achieving banking growth by continuing to take market share in Wisconsin through strong organic growth and through geographic diversification in the markets that provide us with improved demographic growth profile.

At mid-year 2006, we’d achieved a number four deposit market share ranking in the Minneapolis, St. Louis, Phoenix, and the Sarasota/Bradenton markets, as well as number six in greater Kansas City. As of year end 2006, our Wisconsin franchise has accounted for 40% of our combined net income and our markets outside Wisconsin represented an additional 27%.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

At the same time, our Wisconsin banking net income contribution continued to grow at a mid single digit compound annual growth rate over this period. After the separation, our core banking businesses outside of Wisconsin will account for 34% of our net income and wealth management will represent 7%, while Wisconsin will represent 48% based on year end 2006 results.

The final 11% of our net income is split between our correspondent and national consumer banking businesses. As we go forward, it is our intent to continue investing in the growth of our banking businesses particularly in those markets where our market share is smaller.

Our relationship banking model focusing on providing a high level of customer service to our retail consumers and to small and middle-size companies and the families or individuals that control these companies will not change.

We will continue to emphasize the basic blocking and tackling of the banking business as we continue to grow our franchise through every day relationship building. And in this business environment we will maintain our vigilance on both credit quality and expenses.

From the perspective of overall growth strategies, we are committed to maintain above-peer average growth in both core banking and wealth management. For the bank, we will continue to invest in our existing franchise as we build out our capabilities in our newer growth markets and diversify our product offerings.

That build out will continue to emphasize de novo branching as well as delivering the breadth of our core competencies to our customer base. We will continue to explore expanding into demographically attractive markets through disciplined acquisitions.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Our typical partner is a well-managed, focused franchise in those demographically attractive markets that fit the profiles we have previously discussed. We will continue to grow our national lending businesses while firmly standing by our underwriting discipline.

Our wealth management growth initiatives continue to build off the changes instituted by our management team over the last couple of years. We have built and grown this business by solidifying our customer segmentation focus, modifying our sales incentive plans appropriately, and enhancing our portfolio management to drive top quartile investment performance.

The success of these changes is highlighted by our 14% compounded annual growth in both revenue and net income since 2003 as mentioned earlier by Dennis.

As our wealth management business has continued to gain traction, we have added new products and markets to enhance their success.

As we mentioned earlier, we estimate that the bank will have a 9.4% tangible capital ratio adjusted for the impact of this transaction using year-end 2007 financial projections.

We are committed to using this capital prudently as we move forward. Our current intent is to target a tangible capital ratio around the 6.5% area over time.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Given the capital infusion we will be receiving at the time of separation, this target is not something we will aspire to immediately after closing, but rather one that we will manage toward in the near to intermediate term. Shortly after separation, we will provide more information on the specific steps we anticipate implementing to achieve this target.

In general terms, we will consider a hierarchy of capital uses as follows. First, most importantly, we will invest in our current franchise, either continuing or expanding our growth strategies, including de novo branching.

Two, both the banking and wealth management businesses will continue to look at value enhancing acquisitions to improve our growth profile and business mix. This capital infusion will not change our historical discipline or strategic focus.

Three, like many other banks, we will most likely become an active re-purchaser of our common stock after the separation. We believe this is the best way for us to return capital to our investors on a tax-efficient basis.

Four, by separating the businesses, our dividend payout ratio will increase from 33% in 2006 to 39.5% when adjusted for the transaction. This is more in line with other banking companies.

Also, I’d like to remind our investors that typically we announce our annual dividend increase at our shareholder meeting, which is scheduled for April 24.

Before we conclude our comments, we want to remind our listeners of a few basic disclosure rules. Given that we are in early April, we are not in a position to discuss our first quarter earnings or any of the underlying business trends between now and our earnings announcement, which is scheduled for Tuesday, April 17.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

In light of current disclosure rules, after this week we will refrain from commenting on the transaction until we have filed a registration statement, again which we will do as soon as possible.

Now I’d like to hand it back to Dennis Kuester.

Dennis Kuester:	Thank you, Mark.

I’d just like to note for those of you who may not be aware, but Mark is our – going to be our incoming CEO as of our April 24 annual meeting.

Well, today is an exciting day at the M&I, both for Metavante and the banking business. These are two organizations and management teams that have truly grown up together.

As we work hard to complete the corporate separation, we’re also working at least as hard to maintain the strong business partnerships that we’ve built through decades of hard work and solid performance.

These are two management teams that respect each other and have built a unique partnership. There are strong personal and business relationships that really transcend our future corporate structures. And these relationships will enable us to continue solving our clients’ needs together as we go forward as separate entities.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

This is also an exciting day for our shareholders. For several years, you have asked us whether these businesses will be separated. And this transaction has provided sufficient upside to do just that.

Both businesses are in a strong position to focus on their strategies independently. Going forward, our shareholders will hold two separate stocks with unique and strong growth prospects.

Operator, you may now open the line for questions.

Operator:	For analysts who would like to ask a question, you will be able to do so during the Q&A. If you would like to ask a question during this period, please press star-1 on your touch-tone phone. Your questions will be answered in the order received.

If you are in the queue and no longer wish to ask a question, simply press the pound key. If you are using a speakerphone, you will need to pick up your headset to speak during the Q&A session and to execute these commands.

Should any participants need assistance, please press star-0.

Your first question comes from Steven Raneri with Ramius Capital...

Steven, your line is open.

Dennis Kuester:	We can’t hear Steven.

Operator:	Steven has withdrawn his question. Your next question comes from Jason Goldberg with Lehman Brothers.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Jason Goldberg:	Thank you.

Mark, you touched it, but I was hoping you could maybe just give more color with respect to the I guess capital usage. Is there a specific I guess amount earmarked for share repurchase? Will there be any sort of kind of accelerated thing? And just how (unintelligible) think about I guess the role of repurchase, at least initially?

And then secondly, in the release you kind of used the phrase, “opportunities in new geographic markets.” Are you referring to kind of newer markets that you have entered, like St. Louis, Florida, Minneapolis? Or kind of brand new markets?

Greg Smith:	Hey Jason, it’s Greg. Let me answer both of those.

First of all, in terms of capital, let’s remember that this is a transaction that’s going to close in about six months, if not longer, but certainly in the fourth quarter. At least that’s our goal.

In terms of capital, we’re not currently in a position to say we are going to buy back a certain amount of stock. We will clearly look to optimize our capital structure as soon as we can. But we will do that prudently.

Now in terms of acquisitions and growth markets, I don’t want – we wouldn’t want you to think that it’s going to be anything different than what we’ve normally said in the past. We will look to expand in our current growth markets, whether that is a St. Louis or a Minneapolis and – or a Florida.

We will look to new growth markets as well, but following exactly the same guidelines that we’ve talked about before in terms of what types of markets we would look at. So I wouldn’t want you to interpret anything that we’ve said as being anything different on that side.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Jason Goldberg:	Okay.

And then secondly, I’m maybe not as familiar with the sponsored spin structure, but could you just – are there any I guess kind of change in control restrictions over the next two years for either M&I and/or Metavante with respect to kind of retaining the tax-free status?

Greg Smith:	Yeah. (I mean), there are implications on that. And there’s certainly – in terms of how the tax experts have explained it to us, there’s certainly different safe harbor windows based on different fact patterns.

In terms of change of control, there’s a very clear safe harbor at the two-year point. But there are other hurdles that aren’t as far out. And it depends on the fact patterns in different situations. So I think that’s the way you have to look at it.

So there’s a safe harbor at two years. But there are other types of fact patterns that could lead you to something that could be shorter.

Jason Goldberg:	Great. Thank you.

Greg Smith:	Sure.

Operator:	Your next question comes from Scott Siefers with Sandler O’Neill.

Scott Siefers:	Good morning, guys.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Mark, I guess I was just hoping you could maybe expand a little on, you know, what you think good growth numbers will be for the bank as a standalone entity.

I think you made the comment in your prepared remarks that the bank would remain an above peer grower. I guess over the time that I’ve covered the company, I’ve always figured M&I basically to be a double-digit grower.

You know, presumably Metavante had, you know, some – at least a big piece to do with that. So do you have any specific, you know, numeric targets on what you think a reasonable growth expectation is for the company on a standalone basis going forward? Or, you know, more generally, you know, if it’s just above peer? You know, what do you think, you know, good peer levels are rather for growth of return?

Mark Furlong:	We expect to be able to continue to grow our earnings per share at double-digit levels. You know, we think that’s a sustainable level to remain a successful, well-valued, top tier independent performing bank.

Scott Siefers:	Okay, great. Thank you.

Operator:	Your next question comes from Tony Davis with Stifel.

Tony Davis:	Good morning, guys.

Frank, to you, Metavante is a big company now and the incremental impact of an AFS or a MetaBank obviously isn’t what it used to be. I guess how are you looking at the role of acquisitions post-spin with respect to both size and pace of deals?

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Frank Martire:	Tony, I don’t think that we’ll change our philosophy or our approach at all. We’re looking for strong businesses, strong management teams, strong leadership, strong clients, opportunity for growth, product sets that serve our client needs.

And I don’t know if I totally agree with your comment. You know, some of the smaller product companies turn into very large companies, sometimes in a short period of time. So (you) don’t always have to make the very large acquisitions.

But I will say to you, if the opportunity’s there, we’ll be ready, both on small acquisitions and larger acquisitions, but clearly focus on servicing our client needs.

Tony Davis:	As you look at the two divisions, payments and financial solutions, can you talk about any product holes that you would like to address in the near term?

Frank Martire:	You know what? We’ve done a pretty good job, Tony, on filling those product needs. I like to say more of what we’re really looking to do is more scale, more size, so we could leverage more.

It’s a very competitive marketplace, as you well know, and drive down the cost base is important. And the best way to do that is to have size that you could leverage against, and volume.

Tony Davis:	Okay, thanks.

Frank Martire:	You’re welcome.

Operator:	Your next question comes from Eric Wasserstrom with UBS.

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Eric Wasserstrom:	Thank you.

Could you discuss a little bit about Metavante’s leverage, how that compares to peers and whether there’s room for additional leverage in the capital structure?

Greg Smith:	Hey, it’s Greg.

Yeah, what you’re looking at at the moment with the leverage on Metavante is what we’re expecting is it’ll be an EBITDA – a debt to EBITDA of in the high 3s as we go through 2007. So think of it as roughly between 3.5 and 4 times.

That is as – there’s been a lot of analysis that’s gone into this. That’s a level that both we and Warburg Pincus are very comfortable with in terms of an appropriate amount of debt for Metavante to go out with.

That is as much based on where the peers are. And is – it’s a little bit higher than the peers. But when you think about it in terms of where many other transactions have occurred, Metavante’s going to be at a pretty advantaged position.

When you look at situations such as the LBO of (open) where the debt to EBITDA seems to be north of 8 or the KKR/First Data debt to EBITDA, which is going to be somewhere between 9 and 10 times, the Metavante leverage that they’re coming out with actually is going to put them in a pretty good position to make acquisitions going forward.

Eric Wasserstrom:	And so the potential for future leverage really comes in the form of how that capital is distributed and versus debt and future acquisition opportunities?

MARSHALL & ILSLEY CORPORATION

Moderator: Dennis Kuester

04-04-07/10:30 am CT

Confirmation # 4725151

Greg Smith:	If I’m understanding your question correctly, Eric, there – the – there would be the opportunity for incremental or further debt at Metavante for the right acquisition.

Eric Wasserstrom:	Great. Thanks very much...

Greg Smith:	(Yeah).

Eric Wasserstrom:...	Greg.

Frank Martire:	Eric, I think if I could add, this is Frank.

You know, we’re very comfortable with the debt level and clearly have the opportunity to grow the company through acquisitions.

Eric Wasserstrom:	Great. Thank you.

Frank Martire:	And obviously organic growth.

Operator:	Your next question comes from Terry McEvoy with Oppenheimer.

Terry McEvoy:	Good morning.

The seven-year contract that was just renewed between M&I and Metavante, were there any major changes in that contract?

Mark Furlong:	No. This is Mark Furlong. I’m looking at Frank. He can add.

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No, it’s a – we continue the same services. But we’ll probably – we expect to do some additional projects with Metavante over a period of time, but the same deep, intimate relationship we’ve had before.

Terry McEvoy:	(Okay).

And then a question for Greg – in coming up with the implied equity value of the $2-1/2 billion, you ran through some comps. And was that a list of publicly traded comps, recent transaction in the space, or a combination of both of those categories?

Greg Smith:	No, those are the – those were the multiples that we look at in terms of what the valuation our shareholders are receiving on Metavante. Those are roughly in line with comparable – where comparable companies trade today. But those benchmarks that I mentioned are how we look at the incoming valuation on the Warburg Pincus investment in Metavante.

Terry McEvoy:	Thanks for the clarity.

Greg Smith:	Sure.

Operator:	Your next question comes from Heather Wolf with Merrill Lynch.

Heather Wolf:	Hi, good morning.

Man:	Good morning, (hi).

Heather Wolf:	I’m wondering if you guys can give us any more color on the agreements that you’ll have, the sales agreements that you’ll have in place to sort of fuel the correspondent banking relationships?

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And Greg, maybe talk about how that’s going to impact the, you know, the intercompany revenue and expense lines that you guys report in the line of business currently?

Mark Furlong:	The – what we really did was just formalizing in writing what currently exists today. So I don’t know that it’s really any change other than we’ve had great success together in referring business back and forth and getting introductions done.

And some of our newest correspondent relationships really in the last couple of years, several have come through existing Metavante core processing customers who we were able to – they were able to provide the introductions to us.

And conversely on the other side, there have been occasions where through prior relationships on the banking side when new organizations were formed, we were able to get Metavante involved early on and they picked up the core processing and then other ancillary services around that.

So we really just formalized it. It fits into the incentive plans, both within the line of business, as well as individual rewards to the executives.

Heather Wolf:	So does that...

Frank Martire:	Heather...

Heather Wolf:	Sorry, go ahead.

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Frank Martire:	Heather, I was just going to add, yeah, we have a lot of momentum going there, which is great. And then Mark just mentioned it though, but the – obviously the incentives are going back and forth help a lot too. So that’s working really well for us.

Heather Wolf:	So does that mean, you know, as we’re looking at the line of business as it currently stands right now that there probably wouldn’t be any big shift in any of the intercompany revenue or expense lines?

Mark Furlong:	I’m looking at Frank. Neither one of us contemplate anything, other than it’s continuing to gain momentum. So we – I don’t see this transaction changing any of that.

Heather Wolf:	Okay. Okay.

And can you guys comment at all about the, you know, change in Metavante’s cost of debt post the spin?

Greg Smith:	Yeah, Heather, the – to be straightforward, the details on the financing arrangements will be coming out shortly. We are clearly assuming with the higher debt level and Metavante’s independent status, they will have a higher level of debt in – or, I’m sorry, a higher cost of debt.

In our pro formas that you would see that are at the back of the slides, we’re assuming something in the LIBOR-plus – somewhere between LIBOR plus 150 to LIBOR plus 175. We’re taking the midpoint of that.

Heather Wolf:	Okay, great. And can you remind us of your financial hurdles for bank M&A?

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Greg Smith:	Yeah, in terms of bank M&A, we look at the IRR on those transactions and we look for something to be north of 15%. We certainly like our acquisitions to be accretive, but – accretive in the near term. But we will consider the growth profile of those acquisitions as we make that judgment.

Mark Furlong:	I’d just add to that, we’ve been fortunate that while we thought we did a slightly dilutive transaction (and goals), in the near term, we were able to overcome that with a combination of a little more growth than we expected and a little more expense reduction than we expected.

Whether we can repeat that with United Heritage or not, we’ll be better at talking about that three or four quarters from now than promising in advance something that might be difficult to deliver. But that was very modestly dilutive too.

Heather Wolf:	Okay.

And have you guys seen any real shift or increase in the properties coming for sale recently?

Mark Furlong:	I think that’s a matter that Greg will cover on the first quarter conference call when we talk about earnings.

Heather Wolf:	Okay. Okay, I’ll re-queue if I have anything else. Thank you.

Man:	Thank you.

Man:	Thanks Heather.

Operator:	Your next question comes from David Konrad with KBW.

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David Konrad:	Good afternoon.

Had a question regarding the cash flows of the deal and specifically it’s the $1 billion of debt, intercompany debt with Metavante.

I’m just wondering, kind of taking a step back with the SPACES instrument that was issued in ‘04 when the NYCE platform was purchased, I think there was roughly $400 million of capital coming due or shares that may hit the share count in this summer.

Is that potential capital coming in, is that incorporated already in that $1 billion intercompany debt? Or how should we think of that?

Greg Smith:	I’m going to – if you don’t mind, we’ll break those apart.

Our comment on the SPACES that we’ve made a number of times is we’re going to do everything we can to mitigate any dilution that comes from the SPACES. And, you know, this doesn’t affect that goal.

In terms of the debt, we really think of this as there is intercompany debt and as the companies separate, Metavante will be paying off that debt using the proceeds from their debt offering, the one that’s already committed to from JP Morgan and Morgan Stanley.

That certainly gives us at the bank a higher level of cash. I wouldn’t, (you know), I wouldn’t say that that goes directly to paying down the SPACES. If nothing else, the SPACES in this transaction are going to happen on different dates.

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David Konrad:	Okay and then just to reiterate the $1.67 billion dividend from Metavante into M&I Corp that’s more of a return to capital and you don’t think there’s going to be any tax ramifications with that...

Greg Smith:	Well that’s certainly why we’re going to get a private letter ruling.

David Konrad:	Okay.

Greg Smith:	Or at least request one and let me just mention one other thing as you’ve been and this comment’s going to be more focused on the bank. I don’t know if everybody has seen but through the course of the morning we have had S&P Moody and Fitch all affirm the bank’s credit ratings.

David Konrad:	Okay thank you.

Operator:	Your next question comes from Ken Usdin with Banc of America.

Kenneth Usdin:	Hi good morning. Just to follow up on that last question on the debt so that debt the Inter Company debt is clearly not additional equity but what you’re saying is it’s in incremental cash that you have on hand. We should not think about that as incremental capital?

Greg Smith:	No there are – let’s start with the entire cash number. The cash that the bank will be receiving will be comprised of a dividend which will be – if you go through the components its 625 equity investment from Warburg Pincus the 750 dividend from the new leverage at Metavante and the 290 of excess cash.

That is the cash which creates new capital at the bank but then you also get the pay down of the existing Inter Company debt which is yet more cash that comes to the bank of roughly a billion dollars.

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Kenneth Usdin:	But that’s not incremental capital to the company?

Greg Smith:	That billion dollars is not capital that is a – when you go through the journal entries you’re really just increasing cash and decreasing a loan.

Kenneth Usdin:	Okay. The second question is Mark had mentioned about trying to, you know, planning to manage to a 6.5% TCE over time and it came out at the year at 580 something and, you know, a lot of other banks have been taking down TCE and maybe its not the most representative, you know, ratio as it used to be.

I’m just wondering, you know, why you think you continue to have to manage at such a high ratio and is there room to, you know, move that down over time as you contemplate, you know, the future capital and management strategy.

Greg Smith:	Ken the way we’ve looked at it is we’ve looked at where our peers are in terms of their capital ratios and particularly our peers with their existing credit ratings.

And as we have lost the diversification but increased the capital what we and the agencies are comfortable with at this point in time we’d be targeting something in that range and so that’s where it came from.

Kenneth Usdin:	My last questions are just on the Metavante side could you just give use a little bit more color on some of the stand alone things such as are there going to be incremental, you know, costs of being public for them, you know, do you have a CAPEX estimate for us and any different change in your view of revenue growth forecast compared to what you had previously given.

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Greg Smith:	Just a couple of things on that Ken. First of all we don’t historically comment on what we think the CAPEX trends are going to be. There are some costs of separation and there’s some cost of just being publicly traded company.

That has been factored into the numbers that you would see in our slides. The incremental cost of being a public company just separating whether its because of some internal separations or again public company related cost for registration etcetera that difference on an after tax basis we’re estimating is going to be about $4 million.

Kenneth Usdin:	Okay actually Greg if I could ask one quick more I mean, you know, you got a pop in the stock for when the news came out the stock’s down today, you know, you gave some clarity on the valuations.

So I’m just wondering, you know, what’s the market missing as far as the incremental value creation or I mean basically do we just, you know, essentially see it with what we came out.

And the only increment from here is really just what you guys do with that incremental capital. How do you view incremental value creation from a, you know, a shareholder value perspective?

Greg Smith:	Well I think what we’re really focused on is what the opportunity for both franchises to be to achieve a good growth profile and the ability of the two franchises to do that on an independent basis with their own appropriate capital structures for their industries.

So, you know, why the stock moves in a certain way on a certain day certainly we are very bullish on this and we would – I think we are creating shareholder value with – through this separation both today and over time so we think, you know, its much about the relative growth profiles that both businesses can achieve going forward.

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Kenneth Usdin:	Okay thanks a lot.

Greg Smith:	Sure thanks Ken.

Operator:	Your next question comes from Andrew Marquardt with Fox-Pitt Kelton.

Andrew Marquardt:	Good morning guys. Just a quick follow up question to I think it was Scott’s question back on the bank only growth expectations and Mark you had commented that you still expect double digit earnings growth.

Can you just clarify if that’s kind of a long term expectation or is that feasible even in this environment.

Mark Furlong:	Well first we don’t make earnings projections so you know that from talking to us before but that’s what our expectations is always to be able to grow double digit earnings.

I suspect they’ll be some years that that doesn’t happen I don’t think I’m smart enough to be able to predict those years but if you look at our top line growth rate over five, ten, 15 year periods I’d say we hit that number and the bank’s been a consistent contributor to that.

I wouldn’t say one organization one part of the organization has carried the other part in any extended period of time so we haven’t been dependent upon each other but we have performed well together.

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There’s probably been cycles where one has performed a little stronger than the other and that’s worked for both companies so no promises on any one year but that, you know, we think that’s what’s required to be a strong viable top tier performer.

Andrew Marquardt:	Okay thank you second question was with this new flux of capital do you think that you would consider or need to or take the opportunity to do a balance sheet restructuring of some sort or build up loan lost reserves?

Greg Smith:	Andrew in terms of a balance sheet restructuring you really have to look at these as very separate decisions certainly we’re going to have the capital but, you know, we keep a pretty short and relatively small investment portfolio.

We only keep about $7 billion in investments that’s a – compared to a number of our peers that is a small investment portfolio relative to earning assets.

And in terms of loan loss reserve it just doesn’t work that way it’s very difficult to say okay let’s put some extra money in the loan loss reserve that would not fly very well with the SEC.

It wouldn’t fly very well with not only our own accounting department but certainly our auditors. The loan loss reserve is a pretty defined process and how we come up with that every single quarter.

Andrew Marquardt:	Okay great thanks guys.

Operator:	Your next question comes from Kevin St. Pierre with Sanford Bernstein.

Kevin St. Pierre:	Hi thanks for taking the question. A little more on capital I was just wondering, you know, from a high level if we look at what you’ve been able

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to do on the M&A perspective over the past few years does the ability to make some of these acquisitions work was at least helped by a bit of premium multiple that M&I has gotten from its stake in or from the ownership of Metavante.

Do you think about capital deployment does M&A move down a bit in prioritization of capital deployment should M&I be revalued to more of a peer like multiple does that not change things or how do you think about that.

Greg Smith:	Kevin, you know, when you really look at how our stock has performed over the last few years at this point in time our premium multiple hasn’t been that far away from the peer group.

So if anything I think this by giving both companies the flexibility to use a capital structure that is appropriate to their industry we will have at least as much flexibility as we had before.

But, you know, when you go back over time sometimes we’ve had a little bit of a premium but its not been its not been a huge differentiating premium and that’s partly why we’re going through this process today.

Kevin St. Pierre:	Okay right so probably doesn’t change the relative attractiveness of M&A versus share repurchase or dividend increases or anything of that sort.

Greg Smith:	No what changes is that there’s more capital now so as you go through what – how we would use capital there’s going to be the opportunity in all likelihood for repurchase going forward.

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Kevin St. Pierre:	Okay thanks now just one final thing. I don’t believe anyone’s really asked it but why now, was there a catalyst was this just something that you’ve been exploring and finally this opportunity arose or was there any other catalyst?

Dennis Kuester:	There’s no single triggering event what’s transpired is simply as we’ve looked at various acquisition opportunity both on the bank and Metavante side over the last couple of years we’ve had occasions where we would of had to make some trade offs and we simply don’t want to be in a position going forward to be looking at some good opportunities and yet not be able to fund them adequately.

So our view essentially is that when the inevitable is obvious then be proactive and do something in advance than having the situation occur rather than have it occur and then scramble around to find a solution so we think this gets out in front of that situation and does exactly what we’ve been talking about in this transaction so again no single triggering event.

Kevin St. Pierre:	Right thanks very much.

Operator:	Your next question comes from John Arfstrom with RBC Capital Market.

John Arfstrom:	Good morning.

Mark Furlong:	Hi John.

Greg Smith:	Morning.

John Arfstrom:	Kevin just fielded my question but I did have one more. Can you give us the percentage of revenues that M&I represents to Metavante?

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Greg Smith:	It’s between 5 and 10%.

John Arfstrom:	Okay and then in the pro forma that you laid out in here that obviously includes the new expenses that you will have as separate companies so in essence your back office expenses that you would have had had the companies been separate.

Greg Smith:	In terms of what we show in those 2006 pro formas, yes that shows any separation costs between the two businesses, yes.

John Arfstrom:	Okay great thank you.

Operator:	Your next question comes from Richard Bove with Punk, Ziegel and Company.

Richard Bove:	A lot of questions I guess today but I’m wondering this thing has a look and feel of the sell of a company for cash in a sense that at the end of the day when you take out all the interim steps Metavante has gone and is $1.7 billion more in cash and capital sitting in the bank.

In addition to which you’ve gotten rid of a whole bunch of good will, you’ve increased your tangible capital so it has a feel as if you’ve sold Metavante, you’ve reloaded the balance sheet of the bank and now the bank can go out into the market place and aggressively either make acquisitions, buy back stock, increase the dividend, do any of these things.

But I have a feeling that you had stretched the balance sheet as far as it could go and therefore that’s the triggering event and now you’ve reloaded and you’re ready to move is that a wrong way to think about this?

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Dennis Kuester:	Yes.

Richard Bove:	Why?

Dennis Kuester:	I mean the company and Metavante is still going to be 75% owned by the existing Marshall & Ilsley Corporation shareholders so, you know, it doesn’t quite have the feel as you had suggested so…

Richard Bove:	So it’s not owned by the bank however, the bank doesn’t have any ownership of it any longer. What the bank has is cash and capital.

Dennis Kuester:	Oh absolutely, absolutely.

Richard Bove:	And the bank now has a strong balance sheet as opposed to a balance sheet that was weak before from my perspective so it would appear to me that the bank is now ready to be very aggressive and that Metavante has picked up all of the good will and the debt and the other issues that the bank needed to get rid of in order to move forward.

Dennis Kuester:	In essence the bank is better positioned obviously as an independent entity to go forward just as you suggest with regard to, you know, the capital infusion that’s occurred so that’s a fact as stated.

I’m not exactly sure unless somebody else wants to wonder in here in terms of where we’re going with this but the net of it is that you’re absolutely right in terms of the bank being better positioned but it wasn’t to – that wasn’t the triggering event.

We weren’t solving a current problem for sale although quite obviously over time the 17 acquisitions that we made and the cash components of those drew down our tangible equity to a level that we were in the process of restoring so that’s a very, you know, that’s obviously accurate.

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But again the separation was related more to what’s going to happen and the future opportunities for both entities.

Richard Bove:	Thank you.

Operator:	Your next question comes from Scott Siefers with Sandler O’Neill.

Scott Siefers:	Hey guys just had a follow up I guess its more of a logistical question than anything but you gave all the good pro forma data from, you know, earnings and balance sheet standpoint based on ‘06.

I just wonder since the deal is not anticipated to close until, you know, more towards the end of this year. When you guys report earnings, you know, is it still just going to be one consolidated company or is there anyway you guys are able to pull out to deconsolidate Metavante.

So we can, you know, up until then get a really good feel for I mean we can see in the business line segment but for what bank only earnings momentum looks like etcetera.

Greg Smith:	In terms of how our base reporting is going to go between now and the separation of the businesses we will report as combined business as we have in the past. We will provide the same information in our supplemental financial schedules about Metavante’s business as we have in the past.

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We will include in the 10-Qs whatever the required pro forma financial statements will be and since there’s a material transaction there will be some disclosures about that in the 10-Q. And then after the separation on a historical basis we’ll actually show Metavante as a discontinued business in M&I’s financial statements.

Scott Siefers:	Yeah okay good I think that answers it thank you very much.

Greg Smith:	Great thanks Scott.

Operator:	For those analysts who would like to ask a question you may do so by pressing star 1 on your touchtone phone. If you are in the queue and you no longer wish to ask a question simply press the pound key.

Your next question comes from Andrew Marquardt with Fox-Pitt Kelton.

Andrew Marquardt:	Hi guys I had a quick picky type question for you. On slide 26 of your presentation you have a pro forma ‘06 M&I earnings per share. I think I see the answer as I ask it.

But I was curious as to why that is coming up at 280 versus one would imply lower than that if you kind of backed out, you know, the estimated kind of 20% earnings contribution from Metavante but I think I see it in the foot notes but maybe you can address...

Greg Smith:	Yeah just real quick Andrew what we’ve done here is we have taken the benefit of the cash and just paid down some short term borrowings its not appropriate to have a balance sheet with cash on it, to separate out part of the transaction and not the rest of the transaction.

Andrew Marquardt:	All right thank you.

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Operator:	Your next question comes from Leo Kulp with Citigroup.

Leo Kulp:	Hi guys can you provide a little more color on the break out of the Metavante revenues like what percent is coming from the core banking, you know, what percent is from EPT and online.

Frank Martire:	The breakdown we do on that I could tell you on Metavante revenues is we get about 6% of our revenue comes from M&I if you look at our total revenue that number keeps going down every year obviously because as we keep growing the company.

And then what we talk about as our split between core comm processing and payment and about 51% of our business is core comm processing and 49% comes from the payment, electronic payment.

(Leo Kulp):	Great thank you very much.

Frank Martire:	You’re welcome.

Operator:	Your next question comes from Heather Wolf with Merrill Lynch.

Heather Wolf:	Hi there I’m just wondering if you could talk a little bit about how you decided on Warburg and whether or not you shopped this around to other private equity shops.

Dennis Kuester:	You know, we’ve obviously as you can imagine over the years talked to any number of the private equity firms, investment bankers and all of the above but we’ve known a number of the principals and knowing Warburg in light of the fact that they’ve invested in other technology companies for some time we ended up as we were doing our own planning talking to them further about what they might do and came up with an opportunity that we thought looked good.

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We’ve had an investment banker JP Morgan represented us and so we believe that the deal without having gone to shopping it which we didn’t do is a very fair deal for our shareholders and accomplishes the purpose that we intended.

But no we didn’t have an auction and didn’t do that we had other issues that are relevant than just we didn’t view this as selling the company per say because again 75% of the company is still held by the shareholders so it was far more important to get a very fair price which we accomplished and then have a good partner going forward.

Heather Wolf:	Okay thank you.

Operator:	And at this time there are no further questions.

Dennis Kuester:	Okay well thank you very much. Thank you everybody for joining us. This is exciting for the M&I and we’ll press on.

Operator:	Thank you for participating in today’s Marshall & Ilsley Corporation’s conference call. You may now disconnect.

END